IDRAPARINUX SHOWS ENCOURAGING RESULTS IN VAN GOGH CLINICAL TRIALS PROGRAM

Paris, December 10, 2006 - Sanofi-aventis announced today the results of the three studies of the Van Gogh clinical program, conducted on patients at high risk of thromboembolism. The first part of this program evaluated efficacy and safety of a new generation of once a week subcutaneous synthetic anti-coagulant (idraparinux) versus Low Molecular Weight Heparin (LMWH) followed by adjust-dose Vitamin K Antagonist (VKA) for three to six months (Van Gogh DVT and PE studies). The second part of this program evaluated the long-term benefit of an additional six month treatment of idraparinux versus placebo (Van Gogh Extension study).

Patients enrolled in the Van Gogh DVT and PE studies were all at high risk of venous thromboembolism. In the first phase of these trials, 2,904 patients were randomized in the Van Gogh DVT study, after an acute symptomatic Deep Vein Thrombosis and 2,215 were randomized in the Van Gogh PE study after a Pulmonary Embolism.

In the second phase of this program, 1,215 patients who had previously completed 6 months of initial treatment for DVT or PE with either VKA or idraparinux (mainly from Van Gogh DVT or PE studies) were randomized in the Van Gogh Extension study.

At 3 months, the Van Gogh DVT study has met its primary end-point (recurrence of symptomatic VTE), meeting the criteria for non-inferiority. In this study, once a week idraparinux therapy demonstrated a recurrence of symptomatic VTE similar to that of the combination of LMWH / VKA (2.9% and 3.0% respectively, p= 0.00056) .

This equivalent efficacy of idraparinux was observed with a better safety profile than the VKA contained regimen. At three months significantly less clinically relevant bleedings were observed in the idraparinux arm as compared with the VKA arm (4.5% versus 7.0% respectively, p = 0.004) .

At the first 3 months, the Van Gogh PE study, has not met its primary end-point (recurrence of symptomatic VTE), and thus did not met the criteria for non inferiority. Therefore, idraparinux was not demonstrated to be at least as effective as LMWH / VKA (3.4% versus 1.6%, p=0.59), which had an unexpectedly low recurrence rate. However, between 3 to 6 months of treatment, idraparinux was at least as effective as VKA alone. The curves of recurrence rate suggest that the difference in efficacy observed between the two treatment groups during the study mainly originates from the first two weeks of treatment (acute phase of the disease). This observation indicates the need to consider, for patients presenting with a PE - the most severe form of the disease - an initial adjunct treatment prior to the long-term use of idraparinux. This issue is currently addressed in the new CASSIOPEA study in which the initial PE treatment consists of a new neutralizable form of idraparinux (biotinylated), initiated after 5 days of acute therapy with LMWH.

Senior Vice President, Corporate Communications : Michel Labie
Vice President, Media and Brand Comminication : Salah Mahyaoui : +33 1.53.77.40.31
Vice President, Media Relations : Jean-Marc Podvin : +33 1.53.77.42.23
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com

Consistent with the Van Gogh DVT safety analysis, in the Van Gogh PE study, clinically relevant bleedings were lower at 3 months with idraparinux than LMWH / VKA (5.8% versus 8.2%) and this was sustained up to 6 months.

In the long term prevention of symptomatic VTE (PE or DVT) referred to as the Van Gogh Extension study, with patients who had completed a previous 6 months of treatment with either idraparinux or VKA, idraparinux demonstrated a significant 72.9% relative risk reduction (p=0.002) versus placebo after further 6 months. During the 6 months of randomized treatment, the Van Gogh Extension study has met its primary end-point (recurrence of VTE for idraparinux: 1% versus 3.7% for placebo).

This meaningful clinical benefit was, as anticipated, associated with a low rate of major bleedings in the active arm after 6 months (1.9%) .

“In the past decade, a lot of research has been conducted to find an alternative to the cumbersome VKA, Idraparinux should be the next to come. With once a week idraparinux treatment we should have a convenient alternative to VKA in patients suffering for venous thromboembolism and its recurrent complications.” said Pr Harry Büller, of Amsterdam’s Academic Medical Center, Department of Vascular Medicine, and chairman of the Van Gogh Steering Committee. “Once a week treatment with idraparinux offers a new paradigm for patients with a good acceptability and more especially the reversible biotinylated idraparinux which is a big step forward, well suited for a long acting agent.” he added.

About Venous Thromboembolism (VTE)

Venous thromboembolism is a general term used to describe the formation of a blood clot (thrombus) that blocks a vein. This may occur in any part of the venous system, but the most common manifestations are deep-vein thrombosis (DVT), usually in the leg, and pulmonary embolism (PE).

About Van Gogh DVT / PE trials

Van Gogh DVT and PE trials are two randomized, international open-label sister studies involving 2,904 patients with deep vein thrombosis (Van Gogh DVT) in 18 countries and 2,215 patients with pulmonary embolism (Van Gogh PE) in 16 countries. The primary efficacy objective was to evaluate whether 3 months of once-weekly subcutaneous injection of 2.5 mg of idraparinux was at least as effective as low-molecular weigh heparin (LMWH) / unfractionated heparin at least for a total of 5 days and INR (International Normalized Ratio) = 2 for two consecutive days, with adjusted-dose vitamin K antagonist.

About Van Gogh Extension trials

Van Gogh Extension is a double blind, placebo controlled study of patients who had completed 6 months of initial treatment for DVT or PE with either once-weekly subcutaneous dose of 2.5 mg idraparinux or vitamin K antagonist (from Van Gogh DVT / PE studies or not). The objective was to evaluate the efficacy and safety of an additional six month of treatment with once-weekly subcutaneous dose of either 2.5 mg idraparinux or identically

Senior Vice President, Corporate Communications : Michel Labie
Vice President, Media and Brand Comminication : Salah Mahyaoui : +33 1.53.77.40.31
Vice President, Media Relations : Jean-Marc Podvin : +33 1.53.77.42.23
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com appearing placebo for 6 months (26 injections). 1,215 patients were enrolled in 18 countries in this extension of the Van Gogh trial.

About CASSIOPEA study

Cassiopea study is a double-blind efficacy / safety phase III study in 3,200 patients with symptomatic PE comparing Biotinylated Idraparinux vs VKA for 3/6 months starting with a 5 days of enoxaparin administration in both treatment arms (VKA’s and biotinylated idraparinux).

About idraparinux

Idraparinux sodium is a novel long-acting synthetic highly potent synthetic and specific indirect inhibitor of coagulation factor Xa, injectable subcutaneously. It’s long-duration of action makes it suitable for once-weekly administration.

About biotinylated idraparinux

Biotinylated Idraparinux is structurally similar to Idraparinux sodium with the addition of a biotin segment. It has the same anticoagulant activity as Idraparinux sodium in vivo and the same pharmacological activity (PK/PD). The biotin arm is a “hook” with a strong and specific affinity for avidin (neutralizing agent) to allow immediate “fishing” and rapid elimination and neutralization of the anticoagulant activity if needed (e.g in case of unplanned surgery for instance).

About sanofi-aventis

Sanofi-aventis is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

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Senior Vice President, Corporate Communications : Michel Labie
Vice President, Media and Brand Comminication : Salah Mahyaoui : +33 1.53.77.40.31
Vice President, Media Relations : Jean-Marc Podvin : +33 1.53.77.42.23
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com